Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2005

(millions of dollars)

Earnings, as defined:
Net income	$624
Income taxes	341
Fixed charges, as below	173

Total earnings, as defined	$1,138

Fixed charges, as defined:
Interest charges	$157
Rental interest factor	5
Capitalized interest	11

Total fixed charges, as defined	$173

Ratio of earnings to fixed charges and ratio of earnings to	6.58

combined fixed charges and preferred stock dividends (a)
_____________________
(a)

Florida Power & Light Company's preference equity securities were redeemed in January 2005.  For the nine months ended September 30, 2005, preferred stock dividends were less than $1 million; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.